December 8, 2006
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Mail Stop 6010
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	NYMAGIC, INC.
Form 10-K /for the Year Ended December 31, 2005
Filed March 15, 2006
File No. 001-11238
Dear Mr. Rosenberg:
We are in receipt of your letter dated November 16, 2006 to the Company and provide the following responses:
Question:
1.	It appears that you have not addressed our prior comment 1.b. If a policy exists for adjusting the liability for unpaid claims and claims adjustment expenses by management to an amount that is different than the amount determined by your actuaries, please provide the following to us in disclosure-type format:
•	The amount of the adjustment for each period presented

•	The method used by management to determine the adjustment and the extent to which it relies on objective versus subjective determinations

•	The underlying reasons that explain why management believes the adjustment was necessary
Adjustments may include, but not limited to, an incremental provision, a reduction in the liability, or a reversal of a previously record adjustment.
Answer:
     We did not answer your previous question 1.b., because we interpreted it to require a response only in the event management added an incremental provision to the reserve for loss and loss adjustment expense determined by our actuaries. We did not add such an incremental provision; nor was there a reduction made to the liability. Our procedure is different than the one apparently contemplated by your previous question

1.b., i.e, that our actuaries determine the reserve for loss and loss adjustment expense and that management adjusts that reserve.
     Management collaborates with the Company’s internal actuary in an effort to determine its best estimate of reserves. The Company’s external actuaries are then consulted to corroborate reserve estimates for selected significant classes of business in order to provide management with assurance that its reserve estimates are reasonable.
Question:
2.	Please refer to your response to prior comment 1e. We continue to believe that disclosure regarding the potential variability in the most recent estimate of your loss reserve would be meaningful to investors. As previously requested, please discuss in disclosure type format the reasonably likely changes in these key assumptions may have on reported results, financial position and liquidity. Since you evaluate loss reserves in three categories, it may be beneficial for you to provide separate disclosure for each category. If you cannot quantify the variability of reasonably likely changes in key assumptions for any of the three categories, please explain why.
Answer:
Loss reserves are evaluated by management in three categories, each of which contains numerous assumptions that may vary significantly from period to period. These categories of loss reserves can be adversely or favorably impacted by a number of different assumptions, all of which can alter existing reserve levels by substantial amounts. If management were to attempt to quantify the variability of reasonably likely changes in these assumptions and disclose a range of estimates surrounding our existing reserves, we do not believe that the resultant product would either reflect all reasonably possible outcomes or lend itself to presentation in tabular format. As such, management does not quantify the impact of changes in assumptions on its loss reserves since reserves are calculated using its best estimate.
Consider, that even for our first category of reserves estimated for classes of business where we have sufficient and adequate historical loss data, a change in the net loss retention variable alone could add millions to loss reserves or perhaps reduce reserves significantly depending upon another variable, shock losses incurred. Another variable would be the use of other reasonable loss development factors. Changes in such factors could add or subtract millions to loss reserves. Catastrophe losses add another significant variable in that our gross loss estimates could change by millions, but net loss estimates after reinsurance may change by a much smaller amount.

Moreover, in the second category of reserves estimated for new classes of business where we lack sufficient historical data, there is even more potential for a high degree of variability in ultimate loss outcomes. We may expect to be at an industry average for a new class of business, but we could be significantly better, or worse, than the industry based upon subsequent underwriting evaluations and comparisons of actual versus expected results. The results of subsequent evaluations of loss reserves in this category could add millions of dollars to loss reserves, or perhaps, reduce millions of dollars from existing reserves. An added complexity would be the impact of the Company’s reinsurance program in these new classes of business, which would ultimately serve to reduce the overall impact of any changes in gross reserve estimates.
Finally, the third category of reserves includes estimates for asbestos and environmental liabilities, which are a significant component of our loss reserves. These liabilities are difficult to estimate for a variety of reasons, including, legislative efforts and judicial results and present yet further uncertainties to outcomes that would add yet additional variables to the reserve analysis.
Since its inception, the Company has calculated its loss reserves on the basis of management’s best estimate. As disclosed on page 11 of the Company’s Form 10-K for the year ended December 31, 2005, in the last ten years, it has recorded current reserve estimates that were within 81% to 102% of the original net loss reserve position. The Company’s considered view, in light of this history, is that management is highly sensitive to the ebb and flow of the losses and loss adjustment expenses in the Company’s lines of business, and that therefore, establishing net loss reserves based upon management’s best estimate is a more reliable method of estimating net loss reserves than providing a range of net loss reserves, that could be misleading.
The Company believes that the disclosures reported in its Form 10-K for the fiscal year ended December 31, 2005 are adequate. The Company confirms, however, that it will in future periodic reports provide a discussion on loss reserves as provided herein.
Sincerely,
Thomas J. Iacopelli
Chief Financial Officer